Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
($ in millions, except ratio)	June 30, 2014	June 30, 2013
Income before income taxes	$516	$464
Losses related to equity method investees	6	2
	522	466
Add/(deduct):
Fixed charges	105	113
Interest capitalized	(15)	(17)
Distributed income of equity method investees	2	4
Earnings available for fixed charges	$614	$566
Fixed charges:
Interest expensed and capitalized (1)	$75	$77
Estimate of interest within rent expense	30	36
Total fixed charges	$105	$113
Ratio of earnings to fixed charges	5.8	5.0

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
Exhibit 12